SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 39)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No. 39 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(109)  Employee Update issued on October 3, 1996.
(a)(110) Letter sent to a Western Resources shareholder on or about October 3, 1996.


                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 3, 1996                     By   /s/ JERRY D. COURINGTON

                                           Jerry D. Courington,
                                           Controller

                         INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(109)            Employee Update issued on                           1
                    October 3, 1996.
(a)(110)            Letter sent to a Western Resources                  1
                    shareholder on or about October 3, 1996.

                                                   Exhibit No. (a)(109)

The following employee update was issued:

                                             October 3, 1996

     Employees are encouraged to call Starline with questions or comments about the proposed merger with KCPL or other company issues. You may call the Starline by dialing 1-800-621-4282 or, from your work location, call 913-575-8180. Please leave your name and location for the fastest reply. The following questions with answers are a compilation of those received recently:

     Q1. What do we mean when we ask KCPL shareowners to "tender" their shares to us?
     A1. It means the KCPL shareowners, as owners of KCPL stock, accept Western Resources' offer to exchange their stock for our stock at the exchange rate we have offered.* The final conversion of KCPL shares to Western Resources stock will occur when all necessary steps for the Western Resources/KCPL offer have been completed, which we anticipate will happen in 1997.
          KCPL shareowners will still receive KCPL dividends from their shares and can still vote their shares until the actual exchange takes place, at which time they will begin receiving the Western Resources dividend.
          It is our hope that a strong response to our tender offer, coupled with the recent defeat of the UtiliCorp proposal, will bring the KCPL board to the table where, for the first time, we can present our business plan for a merged company.

     Q2. If we are talking about completing the offer next year, why have we set October 25 as the expiration date for the tender offer?
     A2. The October 25 date is the preliminary expiration date for the tender offer. We hope that a strong showing in the tendering process will influence the KCPL board to discuss a merger with us.

     Q3. What percentage of KCPL's outstanding shares does Western Resources need to make the merger work?
     A3. We believe that if a majority of shares are tendered, we can successfully begin the process of merging the two companies. With a majority of shares tendered, we believe the KCPL board should honor the wishes of its shareowners and begin working out a friendly merger. If the KCPL board still does not act positively on our offer, KCPL shareowners have the power to elect a new board, who support a Western Resources/KCPL combination.

     Q4. What will Western Resources' financial condition be like if the transaction goes through?
     A4. Our adjoining service area, shared customer base, and $2 billion in shared assets all combine to make a large amount of savings real and achievable if Western Resources and KCPL successfully merge. Based on our projections, our debt-to-equity ratio will remain within industry standards. It is also notable that Wall Street experts and institutional investors, who have reviewed our post-merger financial picture in detail, overwhelmingly supported Western Resources in the UtiliCorp/KCPL vote. Western Resources has a track record of making a major merger work to add financial strength to the company. By keeping its promises on financial projections (including savings), customer rebates and no layoffs in the merger with KGE in 1992, Western Resources emerged with greater financial strength.

          This Employee Update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

          * Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.


                                             Exhibit No. (a)(110)

The following letter was sent to a Western Resources shareholder on or about October 3, 1996:

John E. Hayes. Jr.
Chairman of the Board and
Chief Executive Officer


                                        October 3, 1996



Addressee

Dear Addressee,

     Thank you for your recent letter regarding our proposed merger with Kansas City Power & Light. I am pleased that you understand our offer and the benefits a Western Resources/KCPL merger provides.

     KCPL is, we believe, a high quality company similar to ours in its dedication to customer service and managing for the new, competitive environment over the long term. Although our success does not hinge on the outcome of this merger, we believe a Western Resources/KCPL combination would be the most beneficial to shareowners, customers and employees. Based on the September 12 vote count, it appears that KCPL shareowners also recognize the many benefits. In light of this, we continue to urge KCPL shareowners to tender their shares for Western Resources shares and to make this combination a reality.

     Again, thank you for sharing your comments.

                             Sincerely,


                             /s/ John E. Hayes, Jr.

This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.